[ORANGE COUNTY BANCORP, INC. LETTERHEAD]

August 3, 2021

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orange County Bancorp, Inc. Registration Statement on Form S-1 (Registration Number 333-257781) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 2, 2021, in which we requested the acceleration of the incorrect Registration Statement (333-257718). We hereby formally withdraw our request for acceleration of the effective date for that Registration Statement.

Orange County Bancorp, Inc., a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 (Registration Number 333-257781) be declared effective on August 4, 2021 at 4:00 pm, or as soon thereafter as is practicable.

Very truly yours,

/s/ Michael J. Gilfeather
Michael J. Gilfeather
President and Chief Executive Officer